

December 3, 2009

Mr. Jinglin Shi
President and Chief Executive Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjian China 163316

> **Re:** **China Nutrifruit Group Limited**
> **Registration Statement on Form S-3**
> **Filed November 5, 2009**
> **File No. 333-162916**
>
> **Preliminary Information Statement**
> **Filed November 5, 2009**
> **File No. 1-34440**

Dear Mr. Shi:

We have limited our review of your filings to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement and preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement

1. We note that your information statement relates to the issuance of a material amount of Series A Preferred Stock. Therefore, revise your document to include all of the information required by Item 11 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A, as required by Item 1 of Schedule 14C.

Form S-3

General

2.   Please ensure that your disclosure is consistent. In this regard, we note that you refer to Series A Convertible Preferred Stock in the fee table, prospectus cover page, and several other locations throughout your prospectus. However, in the selling stockholders section and in your preliminary information statement, your refer to Series A Preferred Stock. Please revise for consistency or otherwise explain.

3.   It appears that your Form 10-K for the fiscal year ended March 31, 2009 was not filed in a timely manner. Please explain how you are able to comply with General Instruction I.A.3(b) of Form S-3, or amend your registration statement onto a form that you are eligible to use.

Selling Stockholders, page 3

4.   With respect to the selling shareholders who are affiliates of broker-dealers, revise your prospectus to disclose, if true, that:

- The seller purchased the securities in the ordinary course of business; and

- At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

5.   We note your statement that "[i]nformation concerning any of the selling stockholders may change from time to time, and any changed information will be presented in a prospectus supplement as necessary." However, it appears that a post-effective amendment will be required in certain circumstances. Please revise your prospectus to note that you will file a prospectus supplement or post-effective amendment, as necessary. In this regard, please see Securities Act Rules Compliance and Disclosure Interpretations Question 220.04.

Incorporation of Certain Information by Reference, page 20

6.   Please revise this section to specifically incorporate by reference your Form 10-Q for the fiscal quarter ended September 30, 2009. In addition, ensure that your current references are accurate. For example, it does not appear that you filed a Form 8-K on October 13, 2009.

Exhibit 5.1

7.   With respect to the qualifications in the third paragraph that state, "[T]o the extent that the shares of Common Stock are issuable upon conversion of the preferred stock" and "[T]o the extent the Common Stock is issuable upon exercise of the Warrants," please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel's explanation.

Closing Comments

        As appropriate, please amend your registration statement and preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. With your amendments, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Mr. Jinglin Shi
China Nutrifruit Group Limited
December 3, 2009
Page 5

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